Exhibit 99.8

Auditors’ Report to the Directors

We have audited the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows of The Toronto-Dominion Bank (the “Bank”) for the year ended October 31, 2005.  These financial statements are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Consolidated Financial Statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

Our audit also included the reconciliation of Canadian and U.S. Generally Accepted Accounting Principles for the year ended October 31, 2005 in the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles listed in Exhibit 99.4.  This exhibit is the responsibility of the Bank’s management.  Our responsibility is to express an opinion based on our audit.  In our opinion, the information in the exhibit referred to above for the year ended October 31, 2005, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP	/s/ PricewaterhouseCoopers LLP
Chartered Accountants	Chartered Accountants

Toronto, Canada	Toronto, Canada
November 22, 2005	November 22, 2005